February 22, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Abby Adams
Celeste Murphy
Kevin Vaughn
Li Xiao

Re:	Polyrizon Ltd.

Draft Registration Statement on Form F-1

Submitted January 10, 2022

CIK No. 0001893645

Dear Ms. Adams:

On behalf of Polyrizon Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated February 7, 2022, relating to the above referenced Draft Registration Statement on Form F-1 (CIK No. 0001893645) submitted by the Company on January 10, 2022 (the “Draft Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via email a copy of this letter and Amendment No. 1 marked to indicate changes from the Draft Registration Statement.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 1.

February 22, 2022

Draft Registration Statement on Form F-1 submitted January 10, 2022

Market, Industry and Other Data, page ii

1.	We note you commissioned Life Science Intelligence, Inc. to compile “market opportunity data included in this prospectus.” Please file their consent as an exhibit to your registration statement. Refer to Securities Act Rule 436(b).

Response: The Company respectfully advises the Staff that it has not included any market opportunity data in the Registration Statement or Amendment No. 1 that has been commissioned by Life Science Intelligence, Inc. or any other such market research organization. The Company has removed the aforementioned reference.

Summary, page 1

2.	As it appears you have not begun clinical trials, revise the disclosure on page 1 and throughout the document to clarify you are a preclinical stage company, not a “clinical biotech company.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 12, 67, 74, F-7 and F-23 to clarify that they are a preclinical stage company.

3.	Revise the summary to clarify the nature of your products as pharmaceuticals or medical devices or combination products (as noted on page 93), clarify the current stage of development for your products, the path to regulatory approval, the jurisdiction(s) in which you intend to apply for regulatory approval and, if obtained, market the products, and the time frame for your next regulatory submission(s). With respect to the required regulatory approvals, where you address particular pathways, briefly describe them, including the hybrid approval pathway in the European Union referenced at the top of page 3. Please be certain to balance your disclosure with the risks that you may not obtain regulatory approvals in the time frame(s) anticipated, if at all.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 74, 76, and 90 of Amendment No. 1 to clarify the path to regulatory approval for its C&C and T&T platform technologies. In addition, the Company revised its language to describe the jurisdictions in which it intends to apply for approval, and the markets and timeframes for its next regulatory submissions. Further, the Company described its required regulatory approvals including the hybrid approval pathway pursued in the European Union.

4.	Where you discuss the experience of your leadership team, be more specific about the type of life sciences experience they have, what you mean by their “strong financial background,” what comprises their “holistic know-how.” Also, please provide additional details regarding the “renowned academics” and explain or otherwise rephrase your use of the term “thought leaders.”

Response: In response to the Staff’s comment the Company has revised its disclosure on page 1 of Amendment No. 1 to specify the experiences of the leadership team. In addition, the Company has revised its language on pages 1 and 107 to describe the Scientific Advisory Board.

February 22, 2022

Implications of Being an “Emerging Growth Company” and a Foreign Private Issuer, page 7

5.	Here and on page 55 and F-10 you state you have elected to take advantage of the extended transition period for complying with new or revised accounting standards under Section 107(b) of the JOBS Act. However, your Emerging Growth Company Status disclosure on page 71 states that you will not be able to avail yourselves of this extended transition period and, as a result, will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the FASB. Please correct the inconsistency. If you elect to opt out of these provisions, please indicate as such on the cover page.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 71 of Amendment No. 1 to clarify that it will be taking advantage of the extended transition period to comply with new or revised accounting standards that is afforded to emerging growth companies.

Risk Factors

Risks Related to Our Business Operations

“Our business and operations have been . . . adversely affected by the evolving and ongoing COVID-19 global pandemic”, page 43

6.	Revise this risk factor to update it to the nature of pandemic currently. The risk factor appears outdated where it speaks as though “a widespread pandemic” is a future possibility but not a certainty. In addition, revise to more specifically address how the pandemic has affected your company, to the extent it has, and how it may impact your company in the future. We note the reference to the annual report on Form F-1.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 43 to update its COVID-19 risk factor and to specifically address how the pandemic has impacted and may continue to impact the Company.

Use of Proceeds, page 62

7.	Please revise to clarify whether the proceeds to be disclosed are intended to complete a particular phase of clinical development or to fully achieve marketing approval of the FDA or another regulatory agency, and specify the agency or agencies. To the extent that the proceeds are intended to complete only a particular phase of clinical development, please identify the relevant clinical phase and disclose the amount and source of other funds needed for you to achieve commercialization. Refer to Instruction 3 to Item 3.C.1 of Form 20-F. Also, please clarify, based on your current plans, how far into the future the proceeds from this offering, together with your existing cash and cash equivalents, will fund your operations.

Response: In response to the Staff’s comment the Company has revised its disclosure on pages 8 and 62 of Amendment No. 1 to clarify the uses of its proceeds for certain phases of clinical development. In addition, the Company clarified how far into the future the proceeds of the offering when combined with its existing cash and cash equivalents will fund its operations. In addition, the Company has revised its disclosure on pages 1 and 74 to clarify that it will need additional funds to complete its Phase I clinical trials of its T&T technology.

February 22, 2022

Capitalization, page 64

8.	Please address the following comments related to your capitalization presentation:

●	Please revise to only present long-term debt and equity items in the capitalization table.

●	If you choose to present cash balances, please double underline them so it is clear that cash is not part of your total capitalization amount.

●	Please revise to provide the number of shares outstanding historical, pro forma, as well as pro forma as adjusted in your common stock caption.

●	Please revise to disclose under the table and where necessary, all outstanding options issued or contingently issuable as of date that are excluded from the capitalization presentation, including the New Options and the CEO options as disclosed at F-26.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 64 of Amendment No. 1 to address the aforementioned comments to its capitalization presentation.

Dilution, page 65

9.	Please revise to present your historical net tangible book value as of June 30, 2021 as presented in the first paragraph of this section to be a deficit (i.e. negative balance).

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 65 of Amendment No. 1 to present its historical net tangible book value as of June 30, 2021 to be a deficit.

February 22, 2022

Business
Overview, page 74

10.	Revise to explain the basis on which you determine that this nasal liquid is a Class II medical device rather than a drug, which the FDA defines as “a substance intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease.” Tell us the two predicate devices you plan to reference in your Class II 510(k) submission for PL-14, as disclosed on page 89.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 74, 77 and 90 of Amendment No. 1 to explain the basis on which it has determined the nasal liquid is a Class II medical device. In addition, it has revised its disclosure on page 90 to specify the two predicate devices it plans to reference in its Class II 510(k) submission.

Product Roadmap, page 77

11.	Revise the pipeline table to include separate columns for Phases I, II and III of clinical development (replacing the terms “Pilot” and “Pivotal”), or tell us on what basis you expect to combine clinical phases (as depicted) for all of your candidates in all jurisdictions. If the terms “Pilot” and “Pivotal” had meanings other than “Phase I” and “Phase III,” respectively, please provide further explanation. Clarify when you expect to submit an IND to the FDA or other regulatory body for each product candidate, to the extent known. Use an arrow to indicate the current status of each product candidate, and in the last column, remove “FDA Approval” and replace it with a milestone column where you list the date of your next anticipated milestone.

Response: The Company respectfully advises the Staff that the aforementioned product roadmap refers to the C&C product candidates which will be regulated as Class II medical devices. INDs and Phase I-III of clinical development are thus not relevant. The Company has revised the pipeline table by replacing the reference to “FDA Approval” with a reference to submission of the 510(k).

Study Results, page 77

12.	Revise this section to clarify who performed the studies you reference, the type of studies performed, the number of subjects, type of subjects and the objective results, including p values. Currently, you state that “over 10 pre-clinical studies were performed,” but address one, “a viral or allergen blocking assay” using “host cells treated with your formula.” As you revise this section, when reporting results of studies, present objective data resulting from your trials without including conclusions related to efficacy, such as “the formulation [was] found to be very effective for preventing the house dust mite allergen . . .” on page 77.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 77 of Amendment No. 1 to clarify and elaborate on the studies conducted on its PL-14, PL-15 and PL-16 product candidates.

February 22, 2022

Competition, page 87

13.	Revise the graphic on page 87 to increase the size so that it is readable, including the footnote, and to explain the graphic so investors understand what information you are attempting to convey. Here and throughout your document, avoid describing your product candidates as “safe” or effective, as safety and efficacy are determinations that are solely within the authority of the U.S. Food and Drug Administration (FDA) or similar foreign regulators, and they continue to be evaluated throughout all phases of clinical trials.

Response: In response to the Staff’s Comment, the Company has increased the size of the graphic on page 88 of Amendment No. 1, and explained the graphic. In addition, the Company has revised its disclosure throughout Amendment No. 1 to avoid any conclusory statements regarding its product candidates as safe or effective.

Intellectual Property, page 98

14.	Here you state that you hold no patents, but expect to file patents in the future. In the risk factor on page 38, you state that you have filed patent applications. Revise this section to address the type of patent applications sought and to which product candidate family it relates, or advise.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 37, 38 and 101 of Amendment No. 1 to address the type of patent applications sought.

Management, page 102

15.	To the extent you have not done so, provide the business experience for each officer and director for the past five years, including Ms. Sidi and Mr. Zalman, as required by Item 401(e) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 106 of Amendment No. 1 to provide the business experience of Ms. Sidi and Mr. Zalman for the past five years.

Description of Share Capital, page 124

16.	Please clarify the applicability of the exclusive forum provision described on page 128 in light of the risks related to obtaining and/or enforcing judgments pursuant to the securities laws in the risk factor on page 58 and the disclosure on page 146.

Response: In response to the Staff’s Comment, the Company has clarified its disclosure on Page 131 of Amendment No. 1 about the applicability of the exclusive forum provision.

U.S. Federal Income Tax Considerations, page 137

17.	Clarify the “current taxable year” for which you believe you will not be a passive foreign investment company (“PFIC”), as disclosed on page 139. Provide a tax opinion for this disclosure or tell us why one is not required. Refer to Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin No. 19, Section III.A.2. We note this disclosure is not consistent with the risk factor on page 53, where you state you “may be classified as a PFIC for the taxable year ended December 31, 2020.” Highlight the risk that you will be a passive foreign investment company in the summary risk factors.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 53, 142 and 143 of Amendment No. 1 to consistently state that while the Company has not conducted a formal analysis of its PFIC status, it may be a PFIC.

February 22, 2022

In addition, the Company respectfully submits to the Staff that Item 601(b) (8) of Regulation S-K requires a tax opinion supporting the tax matters and consequences to the shareholders as described in the registration statement when such tax matters are material to the transaction for which the registration statement is being filed. Section III. a.2 of Staff Legal Bulletin No. 19 provides that tax consequences are material to investors if there is a substantial likelihood that a reasonable investor would consider the information to be important in deciding how to vote or make an investment decision or, put another way, to have significantly altered the total mix of available information. It further provides, as examples of transactions generally involving material consequences, mergers or exchange transactions where the registrant represents that the transaction is tax-free (e. G., spin-offs, stock for stock mergers) and transactions offering significant tax benefits or where the tax consequences are so unusual or complex that investors would need to have the benefit of an expert’s opinion to understand the tax consequences in order to make an informed investment decision (e. G., debt offerings with unusual original issue discount issues, certain rights offerings, limited partnership offerings, certain offerings by foreign issuers). Based on previous discussions members of our firm have had with the Staff in similar circumstances, tax disclosures for common stock and debt offerings do not require an opinion. Additionally, n. 44 in Section III. C.4 of Staff Legal Bulletin No. 19 observes that a registrant’s status as a PFIC may not be capable of determination before the effective date of the registration statement.

The transaction for which Amendment No. 1 is being filed is for an offering of Ordinary Shares. The U. S. federal income tax consequences to a U. S. Holder of owning and disposing of Ordinary Shares are generally not material within the meaning of Item 601(b) (8) of Regulation S-K and Section III. a.2 of Staff Legal Bulletin No. 19. With respect to the Company’s PFIC status, the Company does not believe it is appropriate to provide an opinion because, as described under United States Federal Income Tax Considerations, the determination of whether the Company is or will become a PFIC for any taxable year is a fact-intensive determination made annually that depends upon the composition and classification of the Company’s income and assets. Furthermore, consistent with the observation in Section III. C.4 of Staff Legal Bulletin No. 19, the Company’s status as a PFIC for the taxable year of the offering cannot be determined until after the effective date of the registration statement. Amendment No. 1 thus discloses potential status as a PFIC and its tax consequences. Considering the foregoing, the Company has determined that a tax opinion regarding the U. S. federal income tax considerations applicable to the ownership and disposition of the Company’s Ordinary Shares by a U. S. Holder is not required.

General

18.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment. The Company confirms that neither the Company nor any of its authorized representatives has presented to potential investors any written communication as defined in Rule 405 under the Securities Act in reliance on Section 5(d) of the Securities Act. If any such written communication is presented to potential investors in the future, the Company will promptly provide the Staff with a copy of the written communication.

Please contact me at +1 312.372.2000 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its draft Registration Statement on Form F-1.

Sincerely,

/s/ David Huberman

cc: Tomer Izraeli, Chief Executive Officer